Exhibit 99.1

December 8th, 2017

Universal Technical Institute Board of Directors

C/O Robert T. DeVincenzi, Chairman
16220 North Scottsdale Road, Suite 100
Scottsdale, AZ 85254

RE: Significant Shareholder Value Destruction Under Recently Articulated Business Plan

Directors,

Much has changed since our letter on August 31st, 2017. We are now very concerned about the strategic direction of Universal Technical Institute. The additional details provided by management on November 30th make those concerns acute. The subsequent, dramatic, 30% share price decline is indicative of other shareholder concerns as well. If the recently articulated business plan is allowed to continue, shareholder value is likely to decline further.

We understand that, under the current business model, it has been difficult to drive students to UTI’s destination campuses. We also understand that management is under pressure to “do something.” Management has worked tirelessly to stem the decline, cut costs, and drive growth. As shareholders, we appreciate those efforts.

However, the current plan to open new campuses in unfamiliar, highly competitive markets, is a desperate and extremely risky attempt to drive revenue growth at the expense of profitability, return on investment, and shareholder value. Based on the $10-15 million capital investment and the “pretty significant” initial operating losses, total shareholder investment in each new campus could exceed $20 million even if each campus does, in fact, turn cash flow positive in the fourth year. An acceptable return on this level of investment is unlikely in a very difficult industry with excess capacity. The most Panglossian assumptions must be used to derive even middling returns.

Fortunately, there is an alternative that could achieve the current objective of diversifying away from destination campuses and toward commuter campuses and it would require no additional capital. We strongly encourage the board to fully explore an all-stock business combination. The recent all-stock combination of Strayer and Capella provides a compelling blueprint. The outcome for shareholders could not be more different. Since announcement, shareholders of Strayer and Capella have enjoyed a combined market value increase of $250 million or 15%. In contrast, UTI’s current go it alone, growth-at-all-costs, strategy has already cost shareholders $30 million or a 30% market value decline.

In this challenging for-profit education market, the battle for profitability must be fought on too many fronts to justify going it alone. It is time to reap the significant rewards of a stronger, more efficient, more profitable combined company and truly optimize the risk-adjusted returns for shareholders.

Thank you,

/s/ Justyn R. Putnam
Justyn R. Putnam
Managing Member

401 N. Tryon Street, 10th Floor, Charlotte, NC 28202
704.904.1450 www.TalantaInvestments.com